April 8, 2019

Jon McKenzie
Principal Executive Officer
Elite Performance Holding Corp.
7687 Charleston Way
Port St. Lucie, FL 34986

       Re: Elite Performance Holding Corp.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed April 1, 2019
           File No. 333-227650

Dear Mr. McKenzie :

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2019 letter.

Form S-1/A filed April 1, 2019

Dilution, page 60

1. Please revise your dilution table to present net tangible book value per share (before and after the distribution) as of the latest balance sheet date, rather than accumulated deficit/retained earnings per share. Refer to Item 506 of Regulation
S-K.
Management of Elite Performance Holdings Corporation, page 70

2. We note disclosure on page II-56 and elsewhere that you "retained key executives for nationwide sales and distribution" and that the "executive team is comprised of former seasoned Coca-Cola, PepsiCo and Dr. Pepper executives that have over 120 years of combined experience in the beverage industry." It is unclear why such executives are not
 Jon McKenzie
Elite Performance Holding Corp.
April 8, 2019
Page 2
      addressed on page 70. Please revise accordingly.
3. We note disclosure on page II-60 regarding an account balance to an affiliate of Alya
      Clark, "a member of [the] Board of Directors." We also note disclosure regarding an outstanding balance to the sister of Jon McKenzie. Please revise or advise us why you do not address these as related party transactions on page 71.
       You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at (202) 551-3356 or James Lopez at (202) 551-3536 with any other questions.



                                                          Sincerely,

FirstName LastNameJon McKenzie                            Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
Comapany NameElite Performance Holding Corp.
                                                          Mining
April 8, 2019 Page 2
cc:       Matheau J. W. Stout
FirstName LastName